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                         February 9, 2022

       Eric Langan
       Chief Executive Officer and President
       RCI Hospitality Holdings, Inc.
       10737 Cutten Road
       Houston, TX 77066

                                                        Re: RCI Hospitality
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            Filed December 14,
2021
                                                            File No. 001-13992

       Dear Mr. Langan:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 35

   1. Please present the most comparable GAAP measures with equal or greater prominence to your non-GAAP measures.
In this regard, free cash flow on page 24 and adjusted
                                                        EBITDA on page 40 are
disclosed without their most comparable GAAP measures. Refer to Item 10(e)(1)(i)(A)
of Regulation S-K and Question 102.10 of the Compliance and
                                                        Disclosure
Interpretations Regarding Non-GAAP Measures.
 Eric Langan
RCI Hospitality Holdings, Inc.
February 9, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.



FirstName LastNameEric Langan                             Sincerely,
Comapany NameRCI Hospitality Holdings, Inc.
                                                          Division of
Corporation Finance
February 9, 2022 Page 2                                   Office of Trade &
Services
FirstName LastName